Jayud Global Logistics Limited

Building 3, No. 7 Gangqiao Road, Li Lang Community

Nanwan Street, Longgang District

Shenzhen, China

June 4, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: D. Morris

Re:	Jayud Global Logistics Limited
Registration Statement filed on May 24, 2024
File Number: 333-279717

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Jayud Global Logistics Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement (the “Registration Statement”) on Form F-3 (File No. 333-279717) filed with the Commission on May 24, 2024. The Company plans to file a new registration statement on Form F-3 with the Commission by June 14, 2024. No securities were issued or sold under the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to the foregoing, please call my counsel Lawrence Venick at (310) 728-5129 or Rongwei Xie at (202) 290-5504.

Sincerely,

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Xiaogang Geng
Chief Executive Officer